Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                October 13, 2000




                                 JORGEN LARSEN


                                  CHAIRMAN AND
                             CHIEF EXECUTIVE OFFICER
                         UNIVERSAL MUSIC INTERNATIONAL


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                           IMPORTANT LEGAL DISCLAIMER


- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.


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                         UNIVERSAL MUSIC INTERNATIONAL

     -    Snapshot of 5 key International markets

     -    Geographic coverage/expansion plans

     -    Importance of domestic/"local" repertoire

     -    Key obligations of international subsidiary

     -    Major issues, initiatives


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                                 WHERE ARE WE?


                             [GRAPHIC OF WORLD MAP]


Whole or majority owned subsidiaries in 61 of 193 countries


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                           SNAPSHOT OF MAJOR MARKETS


                                                % OF WORLD        MARKET SHARE
                                                  MARKET                %
US                                                 37.0               26.4
Canada                                              2.3               23.1
                                                  -----              -----
North America                                      39.3               26.2
                                                  -----              -----
Japan                                              16.7               10.1
UK                                                  7.6               24.3
Germany                                             7.4               22.6
France                                              5.2               33.1
Brazil                                              1.7               25.9
                                                  -----              -----
                                                   38.6               19.1
                                                  -----              -----

56 Other Countries                                 22.1               18.7
                                                  -----              -----

Total                                             100.0               21.8
                                                  =====              =====


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                           RECENT OR STRATEGIC ENTRY

Population & Percent of World Population

                                                         Million            %
                                                         -------        --------
India                                                       976             17
China                                                     1,255             21
Russia (strategic)                                          147              3
Middle East/ North Africa                                   240              4
                                                          2,618             45
                                                         -------        --------


(Est. World Population 1998:  5.9 Billion)


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                                   EXPANSION

-   Middle East
    -    Turkey
    -    Lebanon
    -    Saudi                      TOTAL
    -    Dubai          [Arrow      MARKET         [Arrow       INDIA
    -    UAE             Graphic]   $300M           Graphic]
    -    Egypt
    -    Ex-French
         North Africa


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                    WHAT DOES IT REALLY LOOK LIKE OUT THERE?


                         [PHOTO OF TWO MEN & TWO WOMEN]


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                  MAJOR DOMESTIC ARTISTS OUTSIDE NORTH AMERICA


        -    ABBA (Sweden)

        -    Aqua (Denmark)

        -    Rammstein (Germany)

        -    Andrea Bocelli (Italy)

        -    U2 (UK)

        -    Johnny Hallyday (France)

        -    Rosana
             (Spain)

        -    Jose Feliciano
             (Puerto Rico)

        -    Jacky Cheung
             (Hong Kong)

        -    Sandy & Junior
             (Brazil)


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                               % LOCAL REPERTOIRE


                      5 Key Markets                  %
                 -----------------------     -----------------
                      Japan                         77
                      UK                            49
                      Germany                       43
                      France                        53
                      Brazil                        73


(Source: IFPI)


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                   THREE MAJOR OBLIGATIONS OF EACH SUBSIDIARY

     - Powerful marketing machine for truly global artists - often of US/UK origin

     -    Local investment in and success with domestic artists

     - Selective crossborder marketing of successful local artists - regardless of style and language


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                                 GLOBAL ARTISTS


                 [GRAPHIC OF SHANIA TWAIN "COME ON OVER" ALBUM]

                                  Shania Twain
                                  ------------
                                 "Come on Over"
                                Total sales 10m
                                 Previous album
                               sales less than 1m


                       [GRAPHIC OF BON JOVI "CRUSH" ALBUM]

                                    Bon Jovi
                                    --------
                                    "Crush"
                                 Released 5/00
                                Sales to date 5m
                              Est. sales 12/01 10m


                  [GRAPHIC OF EMINEM "MARSHALL MATHERS" ALBUM]

                                     Eminem
                                     ------
                               "Marshall Mathers"
                                 Released 5/00
                               Sales to date 2.5m
                               Est. sales 6/01 6m


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                            MAJOR ISSUES/INITIATIVES

[CHECK MARK]  Geographic expansion

[CHECK MARK]  Global Marketing

-             Pricing

-             Catalog/UM3

-             Manufacturing & Distribution
              (trend away from physical product)

-             e-business / i-activities


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                   EURO PRICE HARMONIZATION - PRICE TO DEALER


                   [CHART OF TOP PRICE AS AT SEPTEMBER 2000]


                               Current PPD (euro)

                        UK*                       14.54
                        France                    13.22
                        Finland                   13.19
                        Norway*                   12.95
                        Italy                      12.9
                        Switzerland*              12.86
                        Portugal                  12.84
                        Sweden*                   12.75
                        Denmark                   12.74
                        Belgium                   12.64
                        Spain                     12.62
                        Germany                   12.58
                        Austria                   12.57
                        Netherlands               12.56
                        Ireland                    12.2
                        Greece                    12.16

Source: UMI reported PPDs, Euro figures based on August 2000 exchange rates

Note: Some of the price changes observed for countries marked with a * are due to exchange rate fluctuations between the Euro and local currencies


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                                      UM3


-  Catalogue exploitation

-  Compilations/TV advertised product

-  Commercial and consumer marketing

--------------------------------------------------------------------------------
Aim is to increase from 30% to 40% of total business
--------------------------------------------------------------------------------


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                         MANUFACTURING AND DISTRIBUTION


- Stand-alone

- Joint venture

- Outsourcing

- Vivendi synergies

--------------------------------------------------------------------------------
Restructuring is required in view of future technological changes
--------------------------------------------------------------------------------


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                                   E-BUSINESS


- Existing Vivendi expertise

- Local language initiatives

- Provide artists with e-space services and presence


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                          [GRAPHIC OF UNIVERSAL LOGO]



                             UNIVERSAL MUSIC GROUP


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